Exhibit 99.1

Constellium
Financial Report Half-Year ended June 30, 2016

Cautionary statement

Forward looking statements included in this document are subject to risk factors associated with, amongst others, economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. We believe that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated (see Forward looking statement section included in this report).

Key Financial Results

The table below presents the Group’s key consolidated financial result indicators for the three-month and six-month periods ended June 30, 2016 and June 30, 2015:

	Three months ended
(in millions of Euros except volumes, per ton data, and EPS)	June 30, 2016	June 30, 2015
Shipments (k metric tons)	387	386
Revenues	1,233	1,375
Income / (loss) from operations	80	(3)
Net income / (loss)	9	(47)
Adjusted EBITDA*	107	93
Adjusted EBITDA* per metric ton (in €)	275	241
Earnings per share, diluted (in €)	0.08	(0.45)

	Six months ended
(in millions of Euros except volumes, per ton data, and EPS)	June 30, 2016	June 30, 2015
Shipments (k metric tons)	749	767
Revenues	2,383	2,768
Income / (loss) from operations	133	(7)
Net income / (loss)	1	(78)
Adjusted EBITDA*	199	188
Adjusted EBITDA* per metric ton (in €)	265	245
Earnings per share, diluted (in €)	0.00	(0.75)

*	Adjusted EBITDA is a non-GAAP financial measure (see Non-GAAP measures section included in this report)

Management Report

Second Quarter Highlights:

•	Shipments of 387k metric tons in line with prior year

•	Revenue of €1.2 billion, down 10% mainly due to lower metal prices

•	Net Income of €9 million compared to a €47 million net loss in the prior year

•	Adjusted EBITDA of €107 million, up 15% from prior year

•	Cash Flows from Operating Activities of €182 million; Adjusted FCF of €104 million

•	EPS of €0.08 in Q2 2016, up from (€0.45) in Q2 2015

•	Strong Adjusted EBITDA per metric ton in all segments

Group Summary

Constellium’s second quarter 2016 results reflect, in addition to normal seasonality, continued strong performance in our AS&I segment, which achieved record quarterly Adjusted EBITDA, and improved results in both our A&T and P&ARP segments. Revenues for the second quarter 2016 were €1.2 billion, a decrease of 10% from the second quarter 2015 mainly due to lower metal prices. On a like-for-like basis (excluding the impact of movements in London Metal Exchange prices, premiums and currency exchange rates), revenue decreased by 3% for this quarter. Net income for the second quarter 2016 was €9 million compared to a €47 million net loss in the second quarter of 2015. Adjusted EBITDA for Constellium reached a record €107 million, an increase of 15% from the second quarter 2015. Second quarter 2016 shipments were in-line with 2015 at 387k metric tons while Adjusted EBITDA per metric ton increased 15% for the second quarter 2016 to €275 compared to €241 for the second quarter 2015.

For the six months ended June 30, 2016, Constellium reported Adjusted EBITDA of €199 million, an increase of 6% from the prior year, reflecting record performance in AS&I and recovery in A&T, which were partially offset by softer results in P&ARP. Net income for the six months ended June 30, 2016 was €1 million compared to a €78 million net loss in same period last year. Adjusted EBITDA per metric ton for the period grew 8% to €265 compared to €245 in the same period last year. Revenues for the six months ended June 30, 2016, were €2.4 billion, a 14% decrease from the same period in the prior year primarily due to lower metal prices. On a like-for-like basis, revenues decreased by 4% for the period.

Results by Segment

Packaging and Automotive Rolled Products

	Q2 2016	Q2 2015	Var.	Half-Year 2016	Half-Year 2015	Var.
Shipments (k metric tons)	268	268	(1%)	512	534	(4%)
Revenues (€ millions)	644	733	(12%)	1,232	1,507	(18%)
Adjusted EBITDA (€ millions)	56	53	4%	98	106	(8%)
Adjusted EBITDA per metric ton (€)	209	201	5%	192	199	(4%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Adjusted EBITDA for the P&ARP segment of €56 million was 4% ahead of 2015 and included a strong performance at Muscle Shoals, which benefited from high shipments and the impact of cost reduction initiatives at the plant. Adjusted EBITDA per metric ton increased by 5% to €209 over the same period in the prior year. A 12% reduction in revenue was mainly attributable to lower metal prices in 2016 versus 2015. Shipments overall were flat in the quarter compared to the prior year, with a strong growth in automotive rolled products offset by lower specialty and other thin-rolled product volumes.

For the six months ended June 30, 2016, Adjusted EBITDA was €98 million, which represented an 8% decrease from €106 million in the same period in 2015. This reflected lower volumes partially offset by cost savings at Muscle Shoals and lower energy prices across the segment. The metal management and product mix issues have now been resolved and we expect to be on track for a strong recovery at Muscle Shoals this year. The Body-in-White finishing lines scheduled to launch in 2016 in Europe, and in the U.S. with our partner UACJ, continue to progress according to plan.

Aerospace and Transportation

	Q2 2016	Q2 2015	Var.	Half-Year 2016	Half-Year 2015	Var.
Shipments (k metric tons)	62	63	(1%)	125	122	2%
Revenues (€ millions)	334	366	(9%)	666	717	(7%)
Adjusted EBITDA (€ millions)	31	30	6%	61	57	6%
Adjusted EBITDA per metric ton (€)	496	470	7%	483	465	4%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Second quarter 2016 results in the A&T segment increased to €31 million of Adjusted EBITDA, a 6% increase compared to the second quarter of 2015, despite stable shipments of 62k metric tons. The higher Adjusted EBITDA included the benefit of manufacturing improvements and cost savings. Adjusted EBITDA per metric ton rose from €470 in the second quarter of 2015 to €496 in the second quarter of 2016. Revenues for this quarter reflected the impact of lower metal prices.

For the six months ended June 30, 2016, Adjusted EBITDA and Adjusted EBITDA per metric ton increased 6% and 4%, respectively from the same period in the prior year and included the benefit of operational improvements across our manufacturing facilities. For the six months ended June 30, 2016, shipments increased by 2% compared to the same period in the prior year mainly from sales to the aerospace sector.

Automotive Structures and Industry

	Q2 2016	Q2 2015	Var.	Half-Year 2016	Half-Year 2015	Var.
Shipments (k metric tons)	58	57	4%	115	113	3%
Revenues (€ millions)	266	281	(4%)	527	552	(3%)
Adjusted EBITDA (€ millions)	29	22	34%	56	40	43%
Adjusted EBITDA per metric ton (€)	497	382	28%	491	351	38%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The AS&I segment achieved a record Adjusted EBITDA of €29 million in the second quarter of 2016, representing an increase of 34% from the second quarter 2015. This improvement was driven by a 4% growth in shipments to 58k metric tons, with higher sales in the automotive structures business and good overall operational performance. Revenues decreased by 4% to €266 million, while Adjusted EBITDA per metric ton reached another record at €497 per metric ton, an increase of 28% from the comparable period in 2015.

For the six months ended June 30, 2016, Adjusted EBITDA and Adjusted EBITDA per metric ton were up 43% and 38% respectively from the comparable period in the prior year to €56 million and €491 per metric ton respectively. Higher volumes, which increased 3% to 115k metric tons, were driven by a good performance from automotive structures.

Company net income

Net income in the second quarter 2016 was €9 million compared with a net loss of €47 million in the second quarter of 2015. The €56 million improvement primarily reflects increased Adjusted EBITDA for the quarter and the inclusion in 2015 of: asset impairment charges of €16 million related to our Swiss operations, €22 million of one-time costs at Muscle Shoals, and a €10 million charge relating to the sale of a non-core plant in France, partly offset by a higher tax charge of €26 million in the second quarter of 2016 compared with €8 million in the second quarter of 2015.

For the six months ended June 30, 2016, we reported net income of €1 million compared with a net loss of €78 million in the same period in 2015. The most significant difference between the two periods is an unrealized gain of €53 million on derivatives in 2016 compared to a €27 million loss in the same period in 2015.

Earnings per share

For the second quarter 2016, the diluted earnings per share was €0.08 versus a negative €0.45 for the second quarter 2015. For the six months ended June 30, 2016, the diluted earnings per share was €0.00 versus a negative €0.75 per share for the same period in 2015.

Liquidity and cash flow

Our liquidity position continues to remain strong. As of June 30, 2016, liquidity was €792 million, comprised of €7 million available under a revolving credit facility, €33 million available under our factoring facilities, €130 million available under our asset based lending facilities, and €622 million of cash and cash equivalents.

Adjusted free cash flow was €104 million for the second quarter of 2016 versus €73 million for the second quarter of 2015. Capital expenditures of €78 million for the second quarter of 2016 remained at a high level, as we continued to invest in our growth initiatives. Adjusted free cash flow benefited from higher net cash flows from operating activities in the second quarter of 2016 compared with the second quarter of 2015. The improvement in cash flows from operating activities reflected the higher level of income from operations partially offset by a lower reduction in working capital in the second quarter of 2016 compared to the same period in 2015.

For the six months ended June 30, 2016, Adjusted free cash flow was a negative €33 million compared with a positive €1 million in the corresponding period in 2015. In the first half of 2016, cash flows from operating activities of €123 million were offset by capital expenditures of €156 million.

Recent Developments

In July 2016, Constellium announced that it intends to open a new manufacturing facility in Mexico to produce aluminium automotive structural components. This plant, located in San Luis Potosí, is expected to allow Constellium to be close to the assembly lines of its customers and respond to the increasing demand for lightweight, high-strength aluminium crash management systems and automotive structures for the expanding automotive industry in Mexico.

In June 2016, Constellium announced its new sustainability targets for 2020. Constellium’s 2020 sustainability targets include, among others, reducing landfilled production waste by 10%, further improving energy efficiency by 10%, increasing safety at work and remaining in the first industry quartile for safety results.

Related party transactions

Related party transactions are described in Note 28 of the financial statements included in our Annual Report for the year ended, December 31, 2015.

Changes in share capital

As at June 30, 2016, authorized share capital consists of 400,000,000 Class A ordinary shares.

Risk and uncertainties

In our Annual Report for the year ended December 31, 2015, dated April 18, 2016, we described certain risk factors which could have a material adverse effect on our financial position and results. Those risk factors should be read in conjunction with this report. Additional risks not known to us, or currently believed not to be material, could later turn out to have a material impact on our businesses, objectives revenues, income, assets, liquidity or capital resources.

Non GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this report includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press report are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted free cash flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this report. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with the financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Adjusted free cash flow is net cash flow from operating activities less capital expenditure. Net debt is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Adjusted free cash flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net debt and Adjusted free cash flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.

Reconciliation of net income from continuing operations to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Net (loss) / income	9	(47)	1	(78)
Income tax expense / (benefit)	26	8	45	(9)
Income / (loss) before income tax	35	(39)	46	(87)
Finance costs – net	44	36	85	79
Share of loss of joint-ventures	1	—	2	1
Income from operations	80	(3)	133	(7)
Metal price lag	2	7	5	—
Start-up and development costs	8	5	13	9
Manufacturing system and process transformation costs	1	2	4	2
Wise acquisition and integration costs	—	3	2	10
Wise one-time costs	—	22	20	36
Loss on Ravenswood OPEB plan amendments	—	4	—	4
Depreciation, amortization, and impairment	38	51	72	83
Restructuring costs	4	5	4	5
Unrealized (gains) / losses on derivatives	(23)	(19)	(53)	27
Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities – net	(3)	4	(2)	3
Losses on disposal and assets classified as held for sale	—	10	—	10
Other	—	2	1	6

Adjusted EBITDA	107	93	199	188

Reconciliation of cash flow from operating activities to Adjusted Free Cash Flow (a non-GAAP measure)

(in millions of Euros)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Net cash flows from operating activities	182	152	123	164
Capital expenditure	(78)	(79)	(156)	(163)

Adjusted free cash flow	104	73	(33)	1

Reconciliation of borrowings to Net Debt (a non-GAAP measure)

(in millions of Euros)	At June 30, 2016	At March 31, 2016	At December 31, 2015
Borrowings	2,498	2,501	2,233
Fair value of cross currency interest swap	(39)	(13)	(47)
Cash and cash equivalents	(622)	(625)	(472)
Cash pledged for issuance of guarantees	(9)	(10)	(11)

Net debt	1,828	1,853	1,703

Unaudited Interim Consolidated Financial Statements

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Revenue	3	1,233	1,375	2,383	2,768
Cost of sales		(1,093)	(1,267)	(2,129)	(2,519)

Gross profit		140	108	254	249

Selling and administrative expenses		(63)	(62)	(124)	(127)
Research and development expenses		(5)	(9)	(14)	(20)
Restructuring costs		(4)	(5)	(4)	(5)
Impairment		—	(16)	—	(16)
Other gains / (losses) – net	4	12	(19)	21	(88)

Income/ (loss) from operations		80	(3)	133	(7)

Finance income	6	23	23	3	77
Finance costs	6	(67)	(59)	(88)	(156)

Finance costs – net		(44)	(36)	(85)	(79)

Share of loss of joint-ventures		(1)	—	(2)	(1)

Income / (loss) before income tax		35	(39)	46	(87)

Income tax (expense) / benefit	7	(26)	(8)	(45)	9

Net Income / (loss)		9	(47)	1	(78)

Net income / (loss) attributable to:
Equity holders of Constellium	8	9	(47)	1	(79)
Non-controlling interests		—	—	—	1

Net income / (loss)		9	(47)	1	(78)

EARNINGS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF CONSTELLIUM

(in Euros per share)	Notes	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Basic	8	0.08	(0.45)	0.00	(0.75)
Diluted	8	0.08	(0.45)	0.00	(0.75)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Notes	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Net income / (loss)		9	(47)	1	(78)

Other Comprehensive Income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	17	(45)	75	(98)	16
Income tax on remeasurement on post-employment benefit obligations		13	(17)	26	(6)
Cash flow hedge (A)		—	—	—	(9)
Income tax on cash flow hedge		—	—	—	3
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedge (B)		(14)	—	(6)	—
Income tax on cash flow hedge		5	—	2	—
Currency translation differences		1	(11)	2	22

Other Comprehensive (loss) / income		(40)	47	(74)	26

Total Comprehensive (loss) / income		(31)	—	(73)	(52)

Attributable to:
Equity holders of Constellium		(31)	—	(73)	(53)
Non-controlling interests		—	—	—	1

Total Comprehensive (loss) / income		(31)	—	(73)	(52)

(A)	Relates to foreign currency hedging of the estimated U.S. Dollar Wise acquisition price
(B)	Relates to foreign currency hedging of certain forecasted sales in U.S. Dollar

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At June 30, 2016	At December 31, 2015
Assets
Non-current assets
Goodwill	9	434	443
Intangible assets	9	74	78
Property, plant and equipment	10	1,333	1,255
Investments accounted for under equity method		27	30
Deferred income tax assets		273	270
Trade receivables and other	12	57	53
Other financial assets	19	19	37

		2,217	2,166

Current assets
Inventories	11	526	542
Trade receivables and other	12	416	365
Other financial assets	19	102	70
Cash and cash equivalents	13	622	472

		1,666	1,449

Assets classified as held for sale	21	—	13

Total Assets		3,883	3,628

Equity
Share capital	14	2	2
Share premium	14	162	162
Retained deficit and other reserves		(785)	(715)

Equity attributable to equity holders of Constellium		(621)	(551)
Non-controlling interests		12	11
Total Equity		(609)	(540)

Liabilities
Non-current liabilities
Borrowings	15	2,414	2,064
Trade payables and other	16	54	54
Deferred income tax liabilities		16	10
Pension and other post-employment benefit obligations	17	794	701
Other financial liabilities	19	14	14
Provisions	18	116	119

		3,408	2,962

Current liabilities
Borrowings	15	84	169
Trade payables and other	16	890	867
Income tax payable		11	6
Other financial liabilities	19	56	107
Provisions	18	43	44

		1,084	1,193

Liabilities classified as held for sale	21	—	13

Total Liabilities		4,492	4,168

Total Equity and Liabilities		3,883	3,628

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)
Net income / (loss)	—	—	—	—	—	—	1	1	—	1
Other comprehensive (loss) / income	—	—	(72)	(4)	2	—	—	(74)	—	(74)
Total comprehensive income / (loss)	—	—	(72)	(4)	2	—	1	(73)	—	(73)
Transactions with Equity holders
Share based compensation	—	—	—	—	—	3	—	3	—	3
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	1	1

At June 30, 2016	2	162	(205)	(4)	8	14	(598)	(621)	12	(609)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)
Net (loss) / Income	—	—	—	—	—	—	(79)	(79)	1	(78)
Other comprehensive income/(loss)	—	—	10	(6)	22	—	—	26	—	26
Total comprehensive income / (loss)	—	—	10	(6)	22	—	(79)	(53)	1	(52)
Transactions with Equity holders
Share based compensation	—	—	—	—	—	2	—	2	—	2

At June 30, 2015	2	162	(136)	—	(6)	8	(124)	(94)	7	(87)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)
Net (loss) / Income	—	—	—	—	—	—	(554)	(554)	2	(552)
Other comprehensive income/(loss)	—	—	13	(6)	34	—	—	41	—	41
Total comprehensive income / (loss)	—	—	13	(6)	34	—	(554)	(513)	2	(511)
Transactions with Equity holders
Share based compensation	—	—	—	—	—	5	—	5	—	5
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	3	3

At December 31, 2015	2	162	(133)	—	6	11	(599)	(551)	11	(540)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Six months ended June 30, 2016	Six months ended June 30, 2015
Cash flows from / (used in) operating activities
Net income/ (loss)		1	(78)
Adjustments
Income tax expense / (benefit)		45	(9)
Finance costs – net	6	85	79
Restructuring costs and other provisions		1	1
Depreciation and amortization		72	67
Impairment		—	16
Defined benefit pension costs	17	24	25
Unrealized (gains) / losses on derivatives – net and from remeasurement of monetary assets and liabilities – net	3,4	(55)	30
(Gains) / Losses on disposal and assets classified as held for sale		(1)	10
Share of loss of joint-ventures		2	1
Other		5	2
Changes in working capital:
Inventories	11	12	63
Trade receivables	12	(38)	(24)
Trade payables	16	37	26
Margin calls		—	1
Other working capital		(32)	—
Changes in other operating assets and liabilities:
Provisions – pay out	18	(5)	(6)
Income tax paid		(6)	(14)
Pension liabilities and other post-employment benefit obligations payment	17	(24)	(26)

Net cash flows from operating activities		123	164

Cash flows from / (used in) investing activities
Purchases of property, plant and equipment	3	(156)	(163)
Acquisition of subsidiaries net of cash acquired		—	(348)
Proceeds from disposals net of cash		(4)	—
Equity contribution to joint-ventures		—	(9)
Proceeds from finance leases		3	3
Other investing activities		(20)	—

Net cash flows used in investing activities		(177)	(517)

Cash flows from / (used in) financing activities
Interests paid		(75)	(57)
Proceeds received from issuance of Senior Notes	15	375	—
(Repayments) / Proceeds of U.S. revolving Credit Facility and other loans	15	(87)	(218)
Payment of deferred financing costs	15	(12)	(1)
Transactions with non-controlling interests		1	—
Other financing activities		(3)	6

Net cash flows from / (used in) financing activities		199	(270)

Net increase / (decrease) in cash and cash equivalents		145	(623)
Cash and cash equivalents – beginning of period	13	472	991
Cash and cash equivalents classified as held for sale – beginning of period	21	4	—
Effect of exchange rate changes on cash and cash equivalents		1	5

Cash and cash equivalents – end of period	13	622	373

Less: cash and cash equivalents classified as held for sale	21	—	(4)
Cash and cash equivalents as reported in the Statement of Financial Position		622	369

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Notes to the unaudited condensed interim consolidated financial statements

NOTE 1 –	GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the United States, Europe and China, operates 22 production facilities, 9 administrative and commercial sites and one world-class technology center. It has approximately 11,000 employees.

Constellium is a public company with limited liability. The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium N.V. and its subsidiaries.

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.	Statement of compliance

The unaudited condensed interim Consolidated Financial Statements present the unaudited interim Consolidated Income Statement and Statement of Comprehensive Income / (Loss) for the three and six months ended June 30, 2016 and 2015; the unaudited interim Consolidated Statement of Cash flows for the six months ended June 30, 2016 and 2015; and the unaudited interim Consolidated Statement of Financial Position and Changes in Equity as at June 30, 2016 and December 31, 2015. They are prepared in accordance with IAS 34 – Interim Financial Reporting.

The unaudited condensed interim Consolidated Financial Statements do not include all the information and disclosures required in the annual Consolidated Financial Statements. They should be read in conjunction with the Group’s annual Consolidated Financial Statements for the year ended December 31, 2015, approved by the Board of Directors on March 13, 2016.

The unaudited condensed interim Consolidated Financial Statements have been authorized for issue by the Board of Directors at its meeting held on July 28, 2016.

2.2.	Application of new and revised International Financial Reporting Standards (IFRS) and interpretations

The following new standards and amendments apply to the Group for the first time in 2016.

•	Annual improvements to IFRSs 2012-2014 cycle

•	Amendments to IAS 1, ‘Disclosure Initiative’

•	Amendments to IFRS 11, ‘Accounting for Acquisitions of Interests in Joint Operations’

•	Amendments to IAS 16 and IAS 38, ‘Clarification of Acceptable Methods of Depreciation and Amortization’

•	Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’

They do not have any impact on the unaudited condensed interim Consolidated Financial Statements of the Group.

2.3.	New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new, revised and amended standards and interpretations that have been issued but are not yet effective and which could affect the Group’s future Consolidated Financial Statements:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. It will replace the guidance in IAS 39, ‘Financial instruments’ that relates to the classification and measurement of financial instruments.

Modifications introduced by IFRS 9 relate primarily to:

•	classification and measurement of financial assets. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.

•	impairment of receivables, now based on the expected credit loss model.

•	hedge accounting.

The standard will be effective for accounting periods beginning on or after January 1, 2018.

IFRS 15, ‘Revenue from contracts with customers’ and its clarifications deal with revenue recognition and establishes principles for reporting information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts and related interpretations’. The clarifications provide guidance on identifying performance obligations, the principal versus agent assessment, accounting for licenses of intellectual property, and transition to the new revenue standard.

The standard and its clarifications will be effective for accounting periods beginning on or after January 1, 2018.

IFRS 16, ‘Leases’ deals with principles for the recognition, measurement, presentation and disclosures of leases. The standard provides an accounting model, requiring lessee to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The lessor accounting approach remains unchanged. The standard will replace IAS 17, ‘Lease’ and will be effective for accounting periods beginning on or after January 1, 2019.

Amendments to IAS 12, ‘Recognition of Deferred Tax Assets for Unrealised Losses’

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explains in which circumstances taxable profit may include the recovery of some assets for more than their carrying amount.

Amendments to IAS 7, ‘Disclosure Initiative’

The amendments to IAS 7, ‘Statement of Cash Flows’ are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

The amendments to IAS12 and IAS 7 will be effective for accounting periods beginning on or after January 1, 2017.

Amendments to IFRS 2, ‘Classification and Measurement of Share-Based Payment Transactions’

This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

These amendments will be effective for accounting periods beginning on or after January 1, 2018.

The impact of these standards and interpretations on the Group’s results and financial situation is currently being evaluated.

2.4.	Basis of preparation

In accordance with IAS 1, ‘Presentation of Financial Statements’, the unaudited condensed interim Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

Management considers that this assumption is not invalidated by Constellium’s negative equity as at June 30, 2016. This assessment was confirmed by the Board of Directors at its meeting held on July 28, 2016.

2.5	Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS 8, ‘Operating Segments’, operating segments are based upon product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items. Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

2.6.	Principles governing the preparation of the unaudited condensed interim Consolidated Financial Statements

The accounting policies adopted in the preparation of these unaudited condensed interim Consolidated Financial Statements are consistent with those adopted and disclosed in the Group’s Consolidated Financial Statements for the year ended December 31, 2015, with the exception of the effective tax rate application in accordance with IAS 34, ‘Interim Financial Reporting’.

As at June 30, 2016, the Group has designated certain derivatives, contracted during the first six months of 2016, for hedge accounting and reported as such in Note 19 – Financial Instruments. These derivatives hedge the foreign currency risk associated with the cash flows of highly probable forecasted commercial sales (cash flow hedges).

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

For derivative instruments that do not qualify for hedge accounting, changes in the fair value are recognized immediately in profit or loss and are included in ‘other gains / (losses)’.

For derivative instruments that are designated for hedge accounting, the group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Income Statement within ‘other gains / (losses)’.

Amounts accumulated in equity are reclassified to the Consolidated Income Statement in the periods when the hedged item affects the Consolidated Income Statement. The gain or loss relating to the effective portion of derivative instruments hedging forecasted cash-flows under customer agreements is recognized in ‘Revenue’. When the forecasted transaction that is hedged results in the recognition of a non-financial asset the gains and losses previously deferred in equity are reclassified from equity and included in the initial measurement of the cost of the asset. The deferred amounts would ultimately be recognized in the Consolidated Income Statement upon the sale, depreciation or impairment of the asset.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the Consolidated Income Statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to the Consolidated Income Statement.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 19 – Financial Instruments.

The following table summarizes the main exchange rates used for the preparation of the unaudited condensed interim Consolidated Financial Statements of the Group:

		Six months ended June 30, 2016	At June 30, 2016	Six months ended June 30, 2015	At December 31, 2015
Foreign exchange rate for 1 Euro		Average rate	Closing rate	Average rate	Closing rate
U.S. Dollars	USD	1.1156	1.1102	1.1151	1.0887
Swiss Francs	CHF	1.0960	1.0867	1.0552	1.0835
Czech Koruna	CZK	27.0394	27.1311	27.5012	27.0226

Presentation of financial statements

The unaudited condensed interim Consolidated Financial Statements are presented in millions of Euros. Certain reclassifications may have been made to prior year amounts to conform to current year presentation.

Seasonality of operations

Due to the seasonal nature of the Group’s operations, the Group would typically expect higher revenues and operating profits in the first half of the year compared to the second half.

2.7.	Judgments in applying accounting policies and key sources of estimation uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) requires the Group to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates will, by definition, rarely be equal to the related actual results. Actual results may differ significantly from these estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.

In preparing these unaudited condensed interim Consolidated Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were those applied to the Consolidated Financial Statements at, and for the year ended, December 31, 2015. In addition, in accordance with IAS 34, the Group applied, in the preparation of these unaudited condensed interim Consolidated Financial Statements, a projected tax rate for the full financial year 2016.

NOTE 3 –	OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to the Constellium chief operating decision maker (CODM) on that basis.

3.1	Segment Revenue

	Three months ended June 30, 2016			Three months ended June 30, 2015			Six months ended June 30, 2016			Six months ended June 30, 2015
(in millions of Euros)	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue
P&ARP	644	(4)	640	733	(2)	731	1,232	(12)	1,220	1,507	(4)	1,503
A&T	334	(8)	326	366	(2)	364	666	(10)	656	717	(3)	714
AS&I	266	(2)	264	281	(11)	270	527	(5)	522	552	(20)	532
Holdings & Corporate (A)	3	—	3	10	—	10	(15)	—	(15)	19	—	19

Total	1,247	(14)	1,233	1,390	(15)	1,375	2,410	(27)	2,383	2,795	(27)	2,768

(A)	For the six months ended June 30, 2016 include a €20 million one-time payment related to the re-negotiation of a contract with one of Wise’s customers and revenues from metal supply to third parties.

For the three and six months ended June 30, 2015 include revenues from metal supply to third parties

3.2	Segment adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
P&ARP		56	53	98	106
A&T		31	30	61	57
AS&I		29	22	56	40
Holdings & Corporate		(9)	(12)	(16)	(15)

Adjusted EBITDA		107	93	199	188

Metal price lag (A)		(2)	(7)	(5)	—
Start-up and development costs (B)		(8)	(5)	(13)	(9)
Manufacturing system and process transformation costs (C)		(1)	(2)	(4)	(2)
Wise integration and acquisition costs		—	(3)	(2)	(10)
Wise one-time costs (D)		—	(22)	(20)	(36)
Loss on Ravenswood OPEB plan amendment	4	—	(4)	—	(4)
Depreciation, amortization and impairment		(38)	(51)	(72)	(83)
Restructuring costs		(4)	(5)	(4)	(5)
Unrealized gains / (losses) on derivatives	4	23	19	53	(27)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities – net	4	3	(4)	2	(3)
Losses on disposals and assets of disposal group classified as held for sale	4	—	(10)	—	(10)
Other (E)		—	(2)	(1)	(6)

Income / (loss) from operations		80	(3)	133	(7)

Finance costs – net	6	(44)	(36)	(85)	(79)
Share of loss of joint-ventures		(1)	—	(2)	(1)

Income / (Loss) before income tax		35	(39)	46	(87)

Income tax (expense) / benefit	7	(26)	(8)	(45)	9

Net income / (loss)		9	(47)	1	(78)

(A)	Represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, by the quantity sold in the period.

(B)	For the six months ended June 30, 2016, start-up costs relating to new sites and business development initiatives amounted to €13 million of which €10 million related to Body-in-White growth projects both in Europe and the U.S.
(C)	For the six months ended June 30, 2016, manufacturing system and process transformation costs related to supply chain reorganization mainly in our A&T operating segment.
(D)	For the six months ended June 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal terms of business. For the six months ended June 30, 2015, Wise one time costs related to non-cash step-up in inventory costs on the acquisition of Wise entities (€12 million), to the unwinding of Wise previous hedging policies losses incurred (€4 million) and to Midwest premium losses (€20 million).
(E)	For the six months ended June 30, 2016, it mainly includes share based compensation expense for €3 million, offset by insurance proceed for €4 million.

3.3	Entity-wide information about products and services

(in millions of Euros)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Packaging rolled products	516	586	979	1,222
Automotive rolled products	82	76	156	144
Specialty and other thin-rolled products	42	71	85	141
Aerospace rolled products	205	201	422	391
Transportation, Industry and other rolled products	121	165	234	326
Automotive extruded products	141	134	280	260
Other extruded products	123	147	242	292
Other	3	(5)	(15)	(8)

Total revenue	1,233	1,375	2,383	2,768

3.4	Segment capital expenditures

(in millions of Euros)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
P&ARP	(42)	(34)	(79)	(69)
A&T	(19)	(28)	(46)	(60)
AS&I	(14)	(15)	(27)	(31)
Holdings & Corporate	(3)	(2)	(4)	(3)

Capital expenditures – Property, plant and equipment	(78)	(79)	(156)	(163)

3.5	Segment assets

Segment assets are comprised of total assets of Constellium by segment, less investments accounted for under equity method, deferred income tax assets, other financial assets (including cash and cash equivalents) and assets classified as held for sale.

There has been no material change in total assets from the amount reported in the previous annual consolidated financial statements.

NOTE 4 –	OTHER GAINS / (LOSSES) – NET

(in millions of Euros)	Notes	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Realized (losses) / gains on derivatives		(14)	(21)	(35)	(40)
Unrealized gains / (losses) on derivatives at fair value through Profit and Loss – net (A)	3	23	19	53	(27)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities – net	3	3	(4)	2	(3)
Ravenswood OPEB plan amendments	3	—	(4)	—	(4)
Losses on disposal and assets classified as held for sale	3	—	(10)	—	(10)
Wise acquisition costs		—	—	—	(5)
Other – net		—	1	1	1

Total Other gains / (losses) – Net		12	(19)	21	(88)

(A)	The gains or losses are related to unrealized gains or losses on derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and LME price.

NOTE 5 –	CURRENCY GAINS / (LOSSES)

Currency gains and losses are included in the unaudited interim Consolidated Income Statement.

(in millions of Euros)	Notes	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Included in Cost of sales		1	(2)	—	10
Included in other gains / (losses) – net		(7)	9	2	(40)
Included in Finance cost	6	1	2	—	3

Total		(5)	9	2	(27)

Realized exchange gains / (losses) on foreign currency derivatives – net		(15)	11	(17)	(10)
Unrealized gains / (losses) on foreign currency derivatives – net		26	(15)	16	9
Exchanges gains / (losses) from the remeasurement of monetary assets and liabilities – net		(16)	13	3	(26)

Total		(5)	9	2	(27)

NOTE 6 –	FINANCE COSTS – NET

(in millions of Euros)	Notes	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Finance income
Realized and unrealized gains on debt derivatives at fair value (A)	5	21	—	—	52
Realized and unrealized exchange gains on financing activities – net (A)	5	—	19	1	19
Other finance income		2	4	2	6

Total Finance income		23	23	3	77

Finance costs
Interest expense on borrowings (B)		(45)	(38)	(82)	(77)
Expenses on factoring arrangements (C)	12	(2)	(3)	(4)	(6)
Exit fees and unamortized arrangement fees (D)		—	—	(2)	—
Realized and unrealized losses on debt derivatives at fair value (A)	5	—	(17)	(1)	(17)
Realized and unrealized exchange losses on financing activities – net (A)	5	(20)	—	—	(51)
Other		(3)	(1)	(5)	(5)

		(70)	(59)	(94)	(156)
Capitalized borrowing costs (E)		3	—	6	—

Total Finance costs		(67)	(59)	(88)	(156)

Finance costs – net		(44)	(36)	(85)	(79)

(A)	The Group hedges the dollar exposure relating to the principal of its Constellium N.V. U.S. Dollar Senior Notes, which has not been used to finance USD functional currency entities. The principal is mainly hedged by using floating-floating cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates as well as liquidity swaps. Changes in the fair value of these hedging derivatives are recognized within Finance income / (costs) in the unaudited interim Consolidated Income Statement and offset the unrealized results related to Constellium N.V. U.S. Dollar Senior Notes revaluation.
(B)	Includes for the six months ended June 30, 2016: (i) €47 million of interest related to Constellium N.V. Senior Notes; (ii) €33 million of interest related to the Muscle Shoals’ Senior Notes and (iii) €2 million of interest expenses and fees related to Muscle Shoals and Ravenswood Revolving Credit Facilities (ABL).

Includes for the six months ended June 30, 2015: (i) €40 million of interest related to Constellium N.V. Senior Notes; (ii) €32 million of interest related to the Muscle Shoals’ Senior Notes and (iii) €5 million of interest expenses and fees mainly related to Muscle Shoals and Ravenswood Revolving Credit Facilities (ABL).

(C)	Includes interest, fees and amortization of deferred financing costs related to trade accounts receivable factoring programs (see NOTE 12 – Trade Receivables and Other).
(D)	Following the issuance of Constellium N.V. Senior Notes in March 2016, the Unsecured Credit Facility was cancelled and the arrangements fees which were not amortized were fully recognized as financial expenses for €2 million.
(E)	Represents capitalized borrowing costs directly attributable to the construction of assets.

NOTE 7 –	INCOME TAX

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year. The tax rate applied as at June 30, 2016 is impacted by non-recurring transactions and subject to country mix effect.

NOTE 8 –	EARNINGS PER SHARE

(in millions of Euros)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	9	(47)	1	(79)

Number of shares attributable to equity holders of the company

(number of shares)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Weighted average number of ordinary shares used to calculate basic earnings per share	105,471,929	105,002,508	105,473,041	104,960,958
Effect of other dilutive potential ordinary shares (A)	30,085	—	26,050	—

Weighted average number of ordinary shares used to calculate diluted earnings per share	105,502,014	105,002,508	105,499,091	104,960,958

(A)	For the three and six months ended June 30, 2016, it includes potential dilutive new ordinary shares to be issued as part of the Equity award plan and the Shareholding Retention Plans (see NOTE 20 – Share based compensation).

For the three and six months ended June 30, 2015, the potential ordinary shares that could have a dilutive impact were considered antidilutive due to negative earnings.

Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Basic	0.08	(0.45)	0.00	(0.75)
Diluted	0.08	(0.45)	0.00	(0.75)

NOTE 9 –	INTANGIBLE ASSETS (INCLUDING GOODWILL)

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relation- ships	Work in Progress	Other	Total intangibles assets (excluding goodwill)
Net balance at January 1, 2016	443	28	23	18	7	2	78
Additions	—	—	—	—	2	—	2
Amortization expense	—	(1)	(4)	—	—	—	(5)
Transfer during the period	—	—	1	—	—	(1)	—
Effects of changes in foreign exchange rates	(9)	(1)	—	—	—	—	(1)

Net balance at June 30, 2016	434	26	20	18	9	1	74

At June 30, 2016
Cost	434	87	45	41	9	1	183
Less accumulated amortization and impairment	—	(61)	(25)	(23)	—	—	(109)

Net balance at June 30, 2016	434	26	20	18	9	1	74

NOTE 10 –	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment balances and movements are comprised as follows:

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2016	21	158	773	296	7	1,255
Additions	—	—	21	141	1	163
Disposals	—	—	(1)	—	—	(1)
Depreciation expense	(2)	(6)	(55)	—	(4)	(67)
Transfer during the period	—	18	87	(111)	6	—
Effects of changes in foreign exchange rates	1	(1)	(9)	(9)	1	(17)

Net balance at June 30, 2016	20	169	816	317	11	1,333

At June 30, 2016
Cost	26	273	1,302	326	29	1,956
Less accumulated depreciation and impairment	(6)	(104)	(486)	(9)	(18)	(623)

Net balance at June 30, 2016	20	169	816	317	11	1,333

NOTE 11 –	INVENTORIES

Inventories are comprised of the following:

(in millions of Euros)	At June 30, 2016	At December 31, 2015
Finished goods	123	148
Work in progress	285	265
Raw materials	77	91
Stores and supplies	59	59
Adjustments (A)	(18)	(21)

Total inventories	526	542

(A)	Includes Net realizable value and slow moving adjustments.

Constellium records inventories at the lower of cost and net realizable value. Any increase / (decrease) in the net realizable value adjustment on inventories is included in Cost of sales in the unaudited interim Consolidated Income Statement.

NOTE 12 –	TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At June 30, 2016		At December 31, 2015
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables – gross	—	299	—	267
Impairment allowance	—	(3)	—	(3)

Total Trade receivables – net	—	296	—	264

Finance lease receivables	15	6	18	6
Deferred financing costs – net of amounts amortized	1	1	1	2
Deferred tooling related costs	9	—	7	—
Current income tax receivables	—	35	—	39
Other taxes	8	48	—	35
Restricted cash (A)	8	—	11	—
Other	16	30	16	19

Total Other receivables	57	120	53	101

Total Trade receivables and Other	57	416	53	365

(A)	Relating to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

12.1	Aging

The aging of total trade receivables – net is as follows:

(in millions of Euros)	At June 30, 2016	At December 31, 2015
Current	281	243
1 – 30 days past due	11	18
31 – 60 days past due	2	2
61 – 90 days past due	2	1

Total trade receivables – net	296	264

12.2	Currency concentration

The composition of the carrying amounts of total Trade receivables – net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At June 30, 2016	At December 31, 2015
Euro	121	83
U.S. Dollar	155	162
Swiss franc	6	6
Other currencies	14	13

Total trade receivables – net	296	264

12.3	Factoring arrangements

The Group factored specific accounts receivables in Germany, Switzerland, Czech Republic and France by entering into factoring agreements with third parties for a maximum capacity of €350 million, allocated as follows:

•	€235 million for France with maturity December 31, 2018

•	€115 million for Germany, Switzerland and Czech Republic with maturity June 4, 2017

Constellium Automotive USA entered in December 2015 into a Factoring agreement which provides for the sale of specific accounts receivables and for a maximum capacity of $25 million with maturity December 15, 2016.

On March 16, 2016, Muscle Shoals entered into a new Factoring Agreement which provides for the sale of specific accounts receivables for a maximum capacity of $100 million, amended on June 28, 2016 to $250 million with maturity March 15, 2017.

Under the Group’s factoring agreements, most of the accounts receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are de-recognized from the unaudited interim Consolidated Statement of Financial Position. Some remaining receivables do not qualify for derecognition under IAS 39, ‘Financial instruments: Recognition and Measurement’, as the Group retains substantially all of the associated risks and rewards.

Under the agreements, as at June 30, 2016, the total carrying amount of the original assets factored is €640 million (December 31, 2015: €529 million) of which:

•	€517 million (December 31, 2015: €429 million) derecognized from the Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor

•	€123 million (December 31, 2015: €100 million) recognized on the unaudited interim Consolidated Statement of Financial Position

At June 30, 2016 and December 31, 2015, there was no amount due to the factor relating to trade accounts receivables sold.

Interest costs and other fees

During the three months ended June 30, 2016, Constellium incurred €2 million in interest, other fees and amortized deferred financing costs (€3 million during the three months ended June 30, 2015) from these arrangements that are included in finance costs (see NOTE 6 – Finance Costs – Net).

During the six months ended June 30, 2016, Constellium incurred €4 million in interest, other fees and amortized deferred financing costs (€6 million during the six months ended June 30, 2015) from these arrangements that are included in finance costs (see NOTE 6 – Finance Costs – Net).

Covenants

At June 30, 2016, the factoring arrangements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants.

The Group was in compliance with all applicable covenants at June 30, 2016 and December 31, 2015.

NOTE 13 –	CASH AND CASH EQUIVALENTS

(in millions of Euros)	At June 30, 2016	At December 31, 2015
Cash in bank and on hand	572	472
Deposits	50	—

Total Cash and cash equivalents	622	472

NOTE 14 –	SHARE CAPITAL

At June 30, 2016, authorized share capital amounts to €8 million and is divided into 400,000,000 Class “A” ordinary shares, each with a nominal value of €0.02. All shares, except for the ones held by Constellium N.V, attract one vote and are subject to any vesting restrictions.

(in millions of Euros)	Number of shares	Share capital	Share premium
At January 1, 2016	105,476,899	2	162
New shares issued (A)	46,774	—	—

At June 30, 2016	105,523,673	2	162

(A)	Constellium N.V. issued and granted to certains employees 29,300 Class A ordinary shares on May 11, 2016 and 17,474 Class A ordinary shares to its Boards members on June 30, 2016.

At June 30, 2016	Number of shares	%
Free float	92,648,254	87.80%
Bpifrance	12,846,969	12.17%
Other (A)	28,450	0.03%

Total	105,523,673	100.00%

(A)	Shares held by Constellium N.V.

At December 31, 2015	Number of shares	%
Free float	92,629,930	87.82%
Bpifrance	12,846,969	12.18%

Total	105,476,899	100.00%

NOTE 15 –	BORROWINGS

15.1	Analysis by nature

	At June 30, 2016				At December 31, 2015
(in millions of Euros)	Amount	Type of rate	Nominal rate	Effective rate	Amount	Type of rate	Nominal rate	Effective rate
Senior Notes
Constellium N.V.
In U.S. Dollar (due 2024) (A)	358	Fixed	5.75%	6.26%	365	Fixed	5.75%	6.26%
In Euro (due 2021) (A)	297	Fixed	4.63%	5.16%	297	Fixed	4.63%	5.16%
In U.S. Dollar (due 2023) (B)	368	Fixed	8.00%	8.61%	375	Fixed	8.00%	8.61%
In Euro (due 2023) (B)	244	Fixed	7.00%	7.54%	244	Fixed	7.00%	7.54%
In U.S. Dollar (due 2021) (C)	379	Fixed	7.88%	8.94%	—	—	—	—
Muscle Shoals (Wise Metals Group LLC) (due 2018) (D)	606	Fixed	8.75%	7.45%	622	Fixed	8.75%	7.45%
Senior PIK Toggle Notes (due 2019)
Muscle Shoals (Wise Metals Intermediate Holdings LLC) (E)	148	Fixed	9.75%	8.58%	145	Fixed	9.75%	8.40%
U.S. Revolving Credit Facility (ABL)
Constellium Rolled Products Ravenswood, LLC (F)	32	Floating	—	3.34%	23	Floating	—	4.00%
Muscle Shoals (Wise Alloys LLC) (G)	—	Floating	—	—	99	Floating	—	2.60%
Unsecured Credit Facility (Constellium N.V.) (H)	—	—	—	—	—	—	—	—
Others (I)	66	—	—	—	63	—	—	—

Total Borrowings	2,498	—	—	—	2,233	—	—	—

Of which non-current	2,414				2,064
Of which current	84				169

(A)	Represents amounts drawn under May 2014 “Senior Notes”. On May 7, 2014, Constellium N.V. issued a $400 million Senior Notes due 2024 (the “U.S. Dollar Notes” equivalent to €360 million at the period end exchange rate excluding arrangement fees and accrued interests) and a €300 million Senior Notes due 2021 (the “Euro Notes”) offering.

At June 30, 2016, amounts under the Senior Notes are net of arrangement fees related to the issuance of the notes totaling €10 million (€5 million relating to the U.S. Dollar Notes and €5 million relating to the Euro Notes) and include accrued interests for €5 million (€3 million relating to the U.S. Dollar Notes and €2 million relating to the Euro Notes). The Senior Notes are guaranteed on a senior unsecured basis by certain of the subsidiaries. Senior Notes include negative covenants.

(B)	Represents amounts drawn under December 2014 “Senior Notes”. On December 19, 2014, Constellium N.V. issued a $400 million Senior Notes due 2023 (the “U.S. Dollar Notes” equivalent to €360 million at the period end exchange rate excluding arrangement fees and accrued interests) and a €240 million Senior Notes due 2023 (the “Euro Notes”) offering.

At June 30, 2016, amounts under the Senior Notes are net of arrangement fees related to the issuance of the Notes totaling €9 million (€5 million relating to the U.S. Dollar Notes and €4 million relating to the Euro Notes) and include accrued interests for €21 million (€13 million relating to the U.S. Dollar Notes and €8 million relating to the Euro Notes).

The Senior Notes are guaranteed on a senior unsecured basis by certain of the subsidiaries. Senior Notes include negative covenants.

(C)	On March 30, 2016, Constellium N.V. issued a $425 million “Senior Secured Notes” due 2021 (the “U.S. Dollar Notes” equivalent to €383 million at the period end exchange rate excluding arrangement fees and accrued interests). At June 30, 2016, amounts under the Senior Notes are net of arrangement fees related to the issuance of the notes totaling €12 million and include accrued interests for €8 million. The Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by certain of Constellium N.V. subsidiaries. Senior Secured Notes include negative covenants.
(D)	Wise Metals Group LLC and Wise Alloys Finance Corporation as co-issuers issued on December 11, 2013 a $650 million Senior Secured Notes due 2018 (the “Senior Secured Notes” equivalent to €585 million at the period end exchange rate excluding fair value adjustment). At June 30, 2016, amounts under the Senior Secured Notes include the amortized fair value adjustment (recognized at the acquisition date) for €19 million and accrued interests for €2 million. The Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by certain Muscle Shoals’ subsidiaries. These Notes include negative covenants.
(E)	Wise Intermediate Holdings LLC and Wise Alloys Finance Corporation as co-issuers issued a $150 million Senior PIK Toggle Notes on April 16, 2014 due 2019. In December 2015, Muscle Shoals elected to pay the June 2016 coupon interests in kind. The $8 million in kind interest was added to the principal amount outstanding to $158 million (equivalent to €142 million at the period end exchange rate excluding fair value adjustment). At June 30, 2016, amounts under the Senior PIK Toggles Notes include the amortized fair value adjustment (recognized at the acquisition date) for €5 million and accrued interests for €1 million. These Notes include negative covenants. The Senior PIK Toggle Notes are senior unsecured obligations of the issuers and are not guaranteed by Constellium N.V. or any of its subsidiaries.
(F)	On May 25, 2012, Constellium Holdco II B.V., Constellium Holdings I, LLC and Constellium Rolled Products Ravenswood, LLC subsidiaries of Constellium N.V. entered into a $100 million five-year secured asset-based variable rate revolving credit facility and letter of credit facility (“the ABL Facility”).

At June 30, 2016 the net maximum Ravenswood ABL Facility balance amounts to $74 million (equivalent to €67 million at the period end exchange rate).

At June 30, 2016, the Group had $39 million (equivalent to €35 million at the period end exchange rate) of unused borrowing availability.

(G)	On March 2015, Muscle Shoals amended its five-year secured asset-based variable rate revolving credit facility and letter of credit facility to a borrowing capacity of $200 million with maturity September, 2018.

At June 30, 2016, the net maximum Muscle Shoals ABL Facility Balance amounts to $110 million (equivalent to €99 million at the period end exchange rate).

At June 30, 2016, considering the $4 million letters of credit outstanding and reserves, the Group had $106 million (equivalent to €95 million at the period end exchange rate) of unused borrowing availability.

(H)	Following the issuance of Constellium N.V. Senior Notes in March 2016, the Unsecured Credit Facility was cancelled.
(I)	Includes finance lease liabilities and other miscellaneous borrowings.

15.2	Movements in borrowings

(in millions of Euros)	At June 30, 2016	At December 31, 2015
At January 1	2,233	1,252
Borrowings assumed through business combination (A)	—	997
Proceeds received from senior notes (B)	375	—
Proceeds/ (Repayments) from U.S. Revolving Credit Facility and other loans (C)	(87)	(211)
Deferred arrangement fees	(12)	—
Movement in interests accrued or capitalized (D)	14	20
Movement in other financial debts (E)	—	3
Effects of changes in foreign exchange rates	(25)	172

At end of the period	2,498	2,233

(A)	Represents the fair value of Muscle Shoals borrowings at January 5, 2015.
(B)	Represents the net proceeds from Constellium N.V. March 2016 Senior Notes at transaction date exchange rate.
(C)	Mainly include repayments on Muscle Shoals ABL Facility.
(D)	As at June 30, 2016 mainly include Muscle Shoals PIK Toggle Notes June 2016 coupon in kind interests capitalized.
(E)	Mainly include the impact of new financial leases contracted less rent payments of the period.

15.3	Currency concentration

The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At June 30, 2016	At December 31, 2015
U.S. Dollar	1,920	1,661
Euro	571	568
Swiss Franc	7	4

Total borrowings	2,498	2,233

15.4	Foreign exchange exposure

The notional of the Constellium N.V. U.S. Dollar Notes net of financing USD functional currency entities are hedged through cross currency swaps and rolling foreign exchange forwards. The notional of the cross currency basis swaps amounted to $870 million at June 30, 2016. The remaining balance of the U.S. Dollar Notes is hedged by simple rolling foreign exchange forwards. Changes in the fair value of these hedging derivatives are recognized within ‘Finance costs – net’ in the unaudited interim Consolidated Income Statement. The positive fair value of these hedging derivatives is €39 million at June 30, 2016.

In 2016, some cross currency swaps and liquidity swaps were settled and we received €6 million. The impact is presented in Other financing activities in the unaudited interim Consolidated Statement of Cash Flows.

The other U.S. Dollar Notes or facilities are not hedged as they are held by U.S. Dollar functional currency entities.

15.5	Covenants

The Group was in compliance with all applicable debt covenants at and for the six months ended June 30, 2016 and for the twelve months ended December 31, 2015.

NOTE 16 –	TRADE PAYABLES AND OTHER

	At June 30, 2016		At December 31, 2015
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	676	—	657

Employees’ entitlements	—	131	—	130
Deferred revenue	36	13	38	13
Taxes payable other than income tax	—	24	—	16
Other payables	18	46	16	51

Total other	54	214	54	210

Total Trade payables and other	54	890	54	867

NOTE 17 –	PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

17.1	Actuarial assumptions

Pension and other post-employment benefit obligations were updated based on the discount rates applicable at June 30, 2016.

	At June 30, 2016	At December 31, 2015
	Discount rate	Discount rate
Switzerland	0.25%	0.80%
USA
Hourly pension	3.85%	4.55%
Salaried pension	3.95%	4.70%
OPEB	3.70%-4.15%	4.35%-4.85%
Other benefits	3.50%	4.25%-4.45%
France
Retirements	1.30%	2.35%
Other benefits	1.05%	1.95%
Germany	1.30%	2.40%

17.2	Amounts recognized in the unaudited interim Consolidated Statement of Financial Position

	At June 30, 2016			At December 31, 2015
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	(754)	—	(754)	(681)	—	(681)
Fair value of plan assets	373	—	373	362	—	362

Deficit of funded plans	(381)	—	(381)	(319)	—	(319)
Present value of unfunded obligation	(140)	(273)	(413)	(121)	(261)	(382)

Net liability arising from defined benefit obligation	(521)	(273)	(794)	(440)	(261)	(701)

17.3	Variation of the net defined benefit obligation

	At June 30, 2016			At December 31, 2015
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Net liability recognized at January 1	(440)	(261)	(701)	(412)	(245)	(657)
Net liability assumed through business combination	—	—	—	(6)	(2)	(8)
Total amounts recognized in the Consolidated Income Statement	(16)	(8)	(24)	(31)	(17)	(48)
Actuarial (losses) / gains recognized in the SoCI	(82)	(17)	(99)	(9)	12	3
Contributions by the Group	15	9	24	32	18	50
Effects of changes in foreign exchange rates	2	4	6	(16)	(27)	(43)
Net liability reclassified as held for sale	—	—	—	2	—	2

Net liability recognized at end of period	(521)	(273)	(794)	(440)	(261)	(701)

17.4	Amounts recognized in the unaudited interim Consolidated Income Statement

	Three months ended June 30, 2016			Three months ended June 30, 2015
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Current service cost	(5)	(2)	(7)	(4)	(2)	(6)
Past service cost	—	—	—	—	—	—
Net interest	(3)	(2)	(5)	(2)	(3)	(5)
Immediate recognition of gains / (losses) arising over the period	—	—	—	—	(1)	(1)
Administration expenses	—	—	—	(1)	—	(1)

Total costs recognized in the Consolidated Income Statement	(8)	(4)	(12)	(7)	(6)	(13)

	Six months ended June 30, 2016			Six months ended June 30, 2015
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Current service cost	(10)	(3)	(13)	(9)	(3)	(12)
Past service cost	—	—	—	—	—	—
Net interest	(5)	(5)	(10)	(5)	(5)	(10)
Immediate recognition of gains / (losses) arising over the period	—	—	—	—	(2)	(2)
Administration expenses	(1)	—	(1)	(1)	—	(1)

Total costs recognized in the Consolidated Income Statement	(16)	(8)	(24)	(15)	(10)	(25)

17.5	Analysis of amounts recognized in the unaudited interim Consolidated Statement of Comprehensive Income / Loss (SoCI)

	At June 30, 2016			At December 31, 2015
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Cumulative amount of losses recognized in the SoCI at January 1	147	28	175	132	36	168
Liability losses / (gains) due to changes in demographic assumptions	—	—	—	(7)	(4)	(11)
Liability losses / (gains) due to changes in financial assumptions	92	17	109	(21)	(10)	(31)
Liability experience losses / (gains) arising during the period	—	—	—	(2)	2	—
Asset (gains) / losses arising during the period	(10)	—	(10)	39	—	39
Effects of changes in foreign exchange rates	(1)	—	(1)	6	4	10

Total losses / (gains) recognized in SoCI	81	17	98	15	(8)	7

Cumulative amount of losses recognized in the SoCI at end of period	228	45	273	147	28	175

17.6	Defined benefit obligations by country

(in millions of Euros)	At June 30, 2016	At December 31, 2015
France	(151)	(132)
Germany	(160)	(137)
Switzerland	(296)	(265)
United States	(560)	(529)

Defined benefit obligations	(1,167)	(1,063)

NOTE 18 –	PROVISIONS

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2016	88	8	67	163
Additional provisions	—	4	3	7
Amounts used	—	(3)	(2)	(5)
Unused amounts reversed	(2)	—	(4)	(6)
Unwinding of discounts	4	—	—	4
Reclassified to Pension liabilities	—	(3)	—	(3)
Effects of changes in foreign exchange rates	(1)	—	—	(1)

At June 30, 2016	89	6	64	159

Current	4	3	36	43
Non-Current	85	3	28	116

Total provisions	89	6	64	159

Legal claims and other costs

(in millions of Euros)	At June 30, 2016	At December 31, 2015
Maintenance of customer related provisions	9	10
Litigation	38	41
Disease claims	5	5
Other	12	11

Total provisions for legal claims and other costs	64	67

NOTE 19 –	FINANCIAL INSTRUMENTS

The unaudited condensed interim Consolidated Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Constellium Consolidated Financial Statements for the year ended December 31, 2015. There has been no material change in financial risk factors and risk management policies since December 31, 2015.

The tables below show the classification of financial assets and liabilities.

19.1	Financial assets and liabilities by categories

		At June 30, 2016				At December 31, 2015
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss	At Fair Value through OCI	Total	Loans and receivables	At Fair Value through Profit and loss	Total
Cash and cash equivalents	13	622	—	—	622	472	—	472
Trade receivables and finance lease receivables	12	317	—	—	317	288	—	288
Other financial assets		49	70	2	121	25	82	107

Total financial assets		988	70	2	1,060	785	82	867

		At June 30, 2016				At December 31, 2015
(in millions of Euros)	Notes	At amortized costs	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized costs	At Fair Value through Profit and loss	Total
Trade payables	16	676	—	—	676	657	—	657
Borrowings	15	2,498	—	—	2,498	2,233	—	2,233
Other financial liabilities		—	62	8	70	—	121	121

Total financial liabilities		3,174	62	8	3,244	2,890	121	3,011

In Q1 2016, the Group agreed with a major customer for the sale of fabricated metal products in U.S. Dollars to be supplied from a Euro functional currency entity. In line with its hedging policy, the Group entered into significant foreign exchange derivatives which match related highly probable future conversion sales by selling U.S. dollars against euros. The Group designated these derivatives for hedge accounting and thus accounts for their fair value through OCI to the extent they hedge future sales and are effective.

	At June 30, 2016			At December 31, 2015
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	19	53	72	37	45	82
Other (A)	—	49	49	—	25	25

Other financial assets	19	102	121	37	70	107

Derivatives	14	56	70	14	107	121

Other financial liabilities	14	56	70	14	107	121

(A)	Corresponds to loans to Constellium-UACJ ABS LLC.

19.2	Fair values

All derivatives are presented at fair value in the balance sheet.

The carrying value of the Group’s borrowings is the redemption value at maturity.

The fair value of Constellium N.V. May 2014, December 2014 and March 2016 Senior Notes account for respectively 79%, 86% and 103% of the nominal value and amount respectively to €524 million, €515 million and €395 million as of June 30, 2016.

The fair value of Muscle Shoals Senior Secured Notes and Senior PIK Toggle Notes account respectively for 92% and 55% of the nominal value and amount respectively to €540 million and €78 million as of June 30, 2016.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

19.3	Valuation hierarchy

The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:

	At June 30, 2016
(in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	10	62	—	72
Other financial liabilities	14	56	—	70

	At December 31, 2015
(in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	2	80	—	82
Other financial liabilities	30	91	—	121

NOTE 20 –	SHARE BASED COMPENSATION

In accordance with IFRS 2, an expense is recognized over the vesting period. The estimate of this expense is based upon the fair value of a Class A potential ordinary share at the grant date.

The total expense related to the potential ordinary shares for six months ended June 30, 2016 amounted to €3 million.

(number of potential shares)	At June 30, 2016	At December 31, 2015
At January 1	1,361,493	775,338
Granted (A)	993,158	1,297,702
Forfeited (B)	(125,666)	(153,594)
Vested	(76,143)	(557,953)

At end of the period	2,152,842	1,361,493

(A)	For the six months ended June 30, 2016, the Company mainly granted 685,000 restricted stock units (RSU) in March 2016 and 152,000 RSU in May 2016 to employees under a Performance-Based RSU agreement, with 3 years vesting and Total Shareholders Return performance conditions. The fair values have been valued using the Monte Carlo method and equal respectively to €6.76 and €7.52 per share at grant date. In June 2016, the Company also awarded 81,858 RSU to board members vesting in equal installments on each of the first two anniversaries of the grant.
(B)	Includes 64,666 RSU forfeited due to Total Shareholder Return conditions not met for the one-year performance period of June 2015 plan and 61,000 RSU related to departures.

NOTE 21 –	DISPOSALS, DISPOSALS GROUP CLASSIFIED AS HELD FOR SALE

On February 1, 2016, the Group completed the disposal of its plant in Carquefou (France) which was part of its A&T operating segment and was classified as held for sale at December 31, 2015. The plant generated revenue of €11 million in 2015.

(in millions of Euros)	At December 31, 2015
Property, plant and equipment	4
Inventories	1
Trade receivables and other	4
Cash and cash equivalents	4

Assets classified as held for sale	13

Pensions and other post-employment benefits obligations	2
Trade payables and other	3
Provisions	8

Liabilities classified as held for sale	13

NOTE 22 –	SUBSEQUENT EVENTS

No subsequent event identified.

Management Statement

The Company management hereby declares that to the best of its knowledge:

•	the interim condensed consolidated financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, give a true and fair view of the assets, liabilities financial position and profit or loss of Constellium N.V. and the undertakings included in the consolidation as a whole; and

•	the half-year management report gives a true and fair view of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Amsterdam, August 5, 2016

Jean-Marc Germain

Chief Executive Officer

Didier Fontaine

Chief Financial Officer

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise Metals to achieve expected synergies and the timing thereof, Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships as a result of the acquisition of Wise Metals; disruptions to business operations; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Constellium Headquarters

Tupolevlaan 41-61

1119 NW, Schiphol-Rijk

The Netherlands

Phone: +31 20 654 9780

Washington Plaza

40-44, rue Washington

75008 Paris

France

Phone: +33 1 73 01 46 00

www.constellium.com